EXHIBIT 12



                              KENTUCKY UTILITIES COMPANY

                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                       12 Months Ended
                                                        March 31, 1995
                                                       (in thousands,
                                                        except ratio)
          Earnings
            Net Income                                    $  71,096
            Adjustments
             Fixed charges                                   36,118
             Income taxes
             Current Federal                                 32,673
             Current State                                    7,737
             Deferred Federal-Net                              (103)
             Deferred State-Net                                 363
             Deferred investment tax credit-Net                 (83)
             Income taxes included in Other Income
               and Deductions
             Current Federal and State                        1,358
             Deferred Federal and State                        (633)
             Amortization of investment tax credit           (4,024)
             Undistributed income of Electric
               Energy, Inc.                                      51

             Total Earnings                               $ 144,553

          Fixed Charges
            Interest on long-term debt                    $  32,634
            Other interest charges                            3,484
             Total Fixed Charges                          $  36,118


          Ratio of Earnings to Fixed Charges                   4.00




          Note--Rentals are not material and have not been included in fixed charges.



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